GLDDCORP.COM	2122 YORK ROAD,
OAK BROOK, IL. 60523
P 630.574.3000 | F 630.574.3007

November 21, 2017

VIA EDGAR SUBMISSION

Mr. John Cash

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C.  20549

Re:	Great Lakes Dredge & Dock Corporation Form 10-K for the year ended December 31, 2016 Filed February 28, 2017

File No. 1-33225

Dear Mr. Cash:

As Senior Vice President and Chief Financial Officer of Great Lakes Dredge & Dock Corporation (“Great Lakes” or the “Company”), I am responding to the comments contained in the letter dated November 8, 2017 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“Commission”) to me. To facilitate your review, the Staff’s comments in the Comment Letter are set forth below in bold type, and the Company’s corresponding response appears below each of them in ordinary type.

Form 10-K for the year ended December 31, 2016

Notes to the Consolidated Financial Statements

10. Income Taxes, page 76

1.

We have read your disclosures which indicate that you had loss carryforwards for federal income tax purposes and that you have not provided a valuation allowance related to these carryforwards. Please provide us with a comprehensive analysis of the positive and negative evidence that you considered to determine that no valuation allowance for the federal loss carryforwards was appropriate. We note you are currently in a cumulative three-year net loss position at the end of fiscal 2016. Further, in future periodic filings please provide a more robust description of the positive and negative evidence you consider when determining whether your deferred tax asset valuation allowance is appropriate.

Mr. John Cash

United States Securities and Exchange Commission

November 21, 2017

Response:

The Company considers all available positive and negative evidence to determine if a valuation allowance is needed in accordance with ASC 740-10-30-21 to 23. Paragraph 21 indicates that it is difficult to avoid a valuation allowance when there is negative evidence such as cumulative losses in recent years. The most common interpretation of “cumulative losses in recent years” is the cumulative amount of income or loss before income taxes for the most recent three-year period, including the current and the two preceding years.

The Company has identified negative evidence in the form of a cumulative loss in the three-year period. The Company then evaluated the available and objectively verifiable positive evidence and determined that the positive evidence was sufficient to overcome this negative evidence as it related to the federal net operating loss carryforwards based on the following analysis.

First, the Company considered positive evidence related to additional sources of taxable income under ASC 740-10-30-18. The Company has $113.1 million of net deferred tax liabilities that primarily relate to the cumulative difference between book depreciation and amounts deducted for tax purposes. These deferred tax items were expected to be fully realized as taxable income prior to expiration of the federal net operating loss carryforwards included in the balance of $44.6 million of deferred tax assets recorded at December 31, 2016. The Company’s federal net operating loss carryforwards expire between 2034 and 2036.

Additional positive evidence was considered from the Company’s earnings history exclusive of earnings and losses created by the future deductible amount. Pursuant to the guidance in ASC 740-10-30-22(c), the Company notes that federal net operating losses primarily originated from losses generated by a discontinued operation and by service lines or joint ventures that the Company had either sold, or for which operations had ceased. Accordingly, the Company adjusted its historical results for earnings and losses associated with these nonrecurring activities, as the related earnings and losses are not indicative of the Company’s ability to generate taxable income in future periods.

Specifically, the Company sold its historical demolition business in April 2014, and reported the related results within discontinued operations. The losses from discontinued operations contributed to the Company’s cumulative loss position. Additionally, during the fourth quarter of 2016 the Company sold assets associated with certain service lines of the environmental & infrastructure segment’s business. The service lines sold include abatement, oil & gas, emergency response, pipeline and underground infrastructure that are no longer a part of the environmental & infrastructure segment’s operations. Adjustments related to these operations include operating losses from the service lines, the loss on sale of assets, impairment of goodwill at Terra Contracting Services, LLC and a bargain purchase gain recorded on assets acquired for less than fair market value.

Mr. John Cash

United States Securities and Exchange Commission

November 21, 2017

In addition, prior to the year ended 2016, the Company ceased operations of three joint ventures reported under the equity method that were not a part of the Company’s core dredging and environmental & infrastructure operations. These investments offered unique services and required different equipment, management and personnel from the Company’s ongoing operations. These joint ventures are listed below:

•

TerraSea Environmental Solutions, LLC (“TerraSea”) was engaged in the environmental services business through its ability to remediate contaminated soil and dredged sediment treatment. There were no remaining TerraSea projects at December 31, 2016.

•

Amboy Aggregates (“Amboy”) was formed to mine sand from the entrance of the New York Harbor to provide sand and aggregate for use in road and building construction and for clean land fill. Amboy sold its interest in a stone import business and its holdings in land during 2014 and was winding down operations prior to December 31, 2016.

•	Lower Main Street Development, LLC (“Lower Main”) was organized to hold land for development or sale. This land owned in conjunction with Amboy was sold in 2014. Lower Main ceased operations in 2016.

Accordingly, for purposes of evaluating the need for a valuation allowance at December 31, 2016, the Company adjusted the nonrecurring impact of discontinued operations (not included in the table below), the environmental & infrastructure segment’s service lines that had been sold and joint ventures, as the related earnings and losses were not indicative of the Company’s ability to generate taxable income in future periods. The table below details the impact of these adjustments to income (loss) from continuing operations before income taxes.

Mr. John Cash

United States Securities and Exchange Commission

November 21, 2017

		For the Year Ended December 31,
(in thousands)	Cumulative three-year period	2016	2015	2014
Income (loss) from continuing operations before income taxes	$(13,467)	$(13,969)	$(8,686)	$9,188

Addback losses (gains) from environmental & infrastructure segment’s service lines:
Operating losses from the E&I service lines		4,123	4,993	11
Loss on sale of assets		2,758	—	—
Impairment of goodwill		—	2,750	—
Gain on bargain purchase acquisition		—	—	(2,197)

Addback losses (gains) from joint ventures:
TerraSea		2,744	3,888	10,159
Amboy		(379)	2,333	(5,677)
Lower Main		—	(170)	(7,377)

Adjusted net income (loss) from continuing operations before income taxes	$4,492	$(4,723)	$5,108	$4,107

Finally, the Company reviewed forecasted earnings from its existing backlog and observed that the Company is projecting positive earnings in future periods. The existing backlog at December 31, 2016 and its associated future earnings established further positive evidence that the Company expects to generate taxable earnings from the remaining businesses of the Company.

The Company considered the relative impact of both negative and positive evidence and determined that the positive evidence was sufficient to overcome the negative evidence. The Company therefore concluded, pursuant to ASC 740-10-30-21 to 24 that it was more likely than not that the deferred federal income tax assets recorded at December 31, 2016 would ultimately be realized and consequently determined that no valuation allowance was required.

Based on the Staff’s recommendation to provide a more robust description of the positive and negative evidence considered when determining whether the deferred tax asset valuation allowance is appropriate, the Company proposes additional disclosure similar to the following in future filings:

“Deferred tax assets relate primarily to reserves and other liabilities for costs and expenses not currently deductible for tax purposes as well as net operating loss and other carryforwards. Deferred tax liabilities relate primarily to the cumulative difference between book depreciation and amounts deducted for tax purposes. The Company evaluates its ability to realize deferred tax assets by considering all available positive and negative evidence. This evidence includes the Company’s cumulative earnings or losses in recent years. The Company further considers the impact on these cumulative earnings

Mr. John Cash

United States Securities and Exchange Commission

November 21, 2017

or losses of discontinued operations and other divested operations and joint ventures, restructuring charges and other nonrecurring adjustments that are not indicative of the Company’s ability to generate taxable income in future periods. The Company also considers sources of taxable income, such as the amount and timing of realization of its deferred tax liabilities relative to the timing of expiration of loss carryforwards. When it is estimated to be more likely than not that all or some portion of deferred tax assets will not be realized, the Company establishes a valuation allowance for the amount of such deferred tax assets considered to be unrealizable. After evaluating the positive and negative evidence for future realization of deferred tax assets, the Company recorded valuation allowances for foreign net operating loss carryforwards, foreign tax credits and certain state net operating loss carryforwards to reduce the balance of these deferred tax assets at December 31, 2017 and 2016 as it was more likely than not that the balance of these tax items would not be realized. By contrast, after evaluating the positive and negative evidence, the Company concluded that it was more likely than not that the deferred federal income tax asset recorded at December 31, 2017 and 2016 would ultimately be realized and determined that no valuation allowance was required.”

* * * * *

Please contact me at (630) 574-3000 should you have any questions or further comments regarding our response.

Very truly yours,

GREAT LAKES DREDGE & DOCK CORPORATION

By:	/s/ Mark W. Marinko
Name:	Mark W. Marinko
Title:	Senior Vice President and Chief Financial Officer

cc:	Lasse J. Petterson

Kathleen LaVoy, Esq.